QuickLinks -- Click here to rapidly navigate through this document

Exhibit (a)(5)(viii)

Supplemental Excerpt from Kudelski SA Transaction Website
(www.opentvvalue.com)

Homepage Text

Kudelski Group Successfully Completes Tender Offer For OpenTV With 60% Of Class A Shares
Not Owned By Kudelski Tendered

Announces Subsequent Offering Period

        Cheseaux, Switzerland—November 13, 2009—The Kudelski Group (SIX: KUD.VX) announced today that it has successfully completed its tender offer to acquire Class A shares of OpenTV Corp. (NASDAQ: OPTV) not already owned by Kudelski or its subsidiaries for US$1.55 per share. The offer expired at 11:00 p.m. New York City time on November 12, 2009.

        As of the expiration of the tender offer, shareholders of OpenTV had tendered approximately 56,382,588 Class A shares of OpenTV (including 8,277,113 shares subject to guaranteed delivery procedures), representing approximately 60% of the OpenTV Class A shares not already owned by Kudelski or its subsidiaries. Pursuant to the terms of the tender offer, shares that were validly tendered and not validly withdrawn have been accepted for payment. Upon the acquisition of those shares validly tendered and not withdrawn, Kudelski will own approximately 91% of the voting rights in OpenTV.

        Kudelski also announced today that it is providing and has commenced a subsequent offering period to acquire all of the remaining outstanding Class A shares. The subsequent offering period will expire at 5:00pm, New York City time, on Friday, November 20, 2009, unless extended as described in the offer to purchase filed with the SEC. During the subsequent offering period, holders of OpenTV Class A shares that were not previously tendered in the offer may tender their shares in exchange for the same purchase price of US$1.55 per share, net to the seller in cash, without interest and less applicable withholding taxes, that will be paid for shares tendered in the initial offering period. Any Class A shares that are validly tendered during the subsequent offering period will be immediately accepted for payment. Shares tendered during the subsequent offering period cannot be tendered by guaranteed delivery and may not be withdrawn.

        The subsequent offering period provides all shareholders a final opportunity to receive immediate and certain liquidity at a value that exceeds the value that Kudelski believes OpenTV could deliver as a standalone public company. Kudelski urges all OpenTV shareholders to consider the following key facts regarding the tender offer:

  •
  OpenTV shareholders who do not tender risk holding an illiquid stock;

  •
  Kudelski will seek to delist OpenTV from the NASDAQ, deregister the shares with the Securities and Exchange Commission and suspend public reporting obligations at the appropriate time;

  •
  Kudelski has no obligation to redeem shares that are not tendered, unless 90% of all shares not owned by Kudelski are tendered;

  •
  OpenTV's recent profitability is not sustainable with 60% of revenues at risk;

  •
  There can be no assurance that shareholders will have the opportunity to sell their shares in the future at the tender offer price; and

  •
  Following the withdrawal of Kudelski's initial proposal to acquire the Class A shares in June 2009, the price of OpenTV's shares dropped significantly, closing down 20% in the first day of trading after the withdrawal.

HOW TO TENDER

        If you hold certificates representing your ownership of OpenTV Class A ordinary shares, you must deliver to Computershare Trust Company, N.A., the Depositary for the offer, prior to the expiration of the subsequent offering period, which is currently scheduled to occur at 5:00 p.m., New York City time, on Friday, November 20, 2009, the certificates representing your shares, together with a completed Letter of Transmittal and any other documents required by the Letter of Transmittal.

        If your shares are held in street name (that is, through a broker, dealer, commercial bank, trust company or other nominee), your shares can be tendered by providing instructions to your nominee.

        If you have any questions or need assistance tendering your shares please contact MacKenzie Partners, Inc., the Information Agent, toll-free at 1-800-322-2885 or +1-212-929-5500 (call collect). You may also email the Information Agent at OpenTV@mackenziepartners.com.

  Kudelski SA Tender Offer: Website FAQ

1.     Who is offering to buy my securities?

  Our name is Kudelski Interactive Cayman, Ltd. We are an exempt company organized under the laws of the Cayman Islands. We are an indirect wholly owned subsidiary of Kudelski SA, a public limited company organized under the laws of Switzerland. Kudelski SA is a holding company that, through its consolidated subsidiaries, including us, engages primarily in the development of digital security and convergent media solutions for the delivery of digital and interactive content.

2.     What securities are you offering to purchase?

  We are offering to purchase all of the outstanding Class A ordinary shares of OpenTV Corp. not owned by Kudelski SA or its wholly owned subsidiaries.

3.     How much are you offering to pay for my securities and what is the form of payment?

  We are offering to pay $1.55 per Class A ordinary share of OpenTV Corp., net to seller in cash, without interest and less applicable withholding taxes. If you are the record holder of shares and you directly tender your shares to us in the offer, you will not have to pay brokerage fees or similar expenses. If you own shares through a broker, dealer, commercial bank, trust company or other nominee, and your broker, dealer, commercial bank, trust company or other nominee tenders your shares on your behalf, it may charge you a fee for doing so. You should consult your broker, dealer, commercial bank, trust company or other nominee to determine whether any charges will apply.

4.     What is the market value of my shares?

  On October 2, 2009, the last full trading day before the date of this Offer to Purchase, the last sale price of OpenTV Corp. Class A ordinary shares reported on The NASDAQ Global Market was $1.33 per share. Please obtain a recent quotation for your Class A ordinary shares of OpenTV Corp. prior to deciding whether or not to tender.

5.     How long do I have to decide whether to tender in the subsequent offering period?

  You have until the expiration of the subsequent offering period to tender your shares and participate in the offer. The subsequent offering period currently is scheduled to expire at 5:00 p.m., New York City time, on Friday, November 20, 2009, although it may be extended from time to time, in which case we will make a public announcement of such extension.

6.     How do I tender my shares?

  To tender your Class A ordinary shares, you must deliver to Computershare Trust Company, N.A., the Depositary for the offer, prior to the expiration of the subsequent offering period, the certificates representing your shares or confirmation of a book-entry transfer of such shares into the Depositary's account at The Depository Trust Company, together with a completed Letter of Transmittal and any other documents required by the Letter of Transmittal. If your shares are held in street name (that is, through a broker, dealer, commercial bank, trust company or other nominee), they can be tendered by your nominee through The Depository Trust Company.

7.     Will I have to pay any fees or commissions if I tender my shares?

  If you hold your shares directly as the registered owner and you tender your shares in the offer, you will not have to pay brokerage fees or similar expenses.

  If you own your shares through a broker, dealer, commercial bank, trust company or other nominee, and your broker, dealer, commercial bank, trust company or other nominee tenders your shares on your behalf, your broker, dealer, commercial bank, trust company or other nominee may charge you a fee or commission for doing so. You should consult your broker, dealer, commercial bank, trust company or other nominee to determine whether any charges will apply.

8.     When and how will I be paid for my tendered shares?

  Subject to the terms and conditions of the offer, we will promptly pay for all Class A ordinary shares of OpenTV Corp. validly tendered in the subsequent offering period.

  We will pay for your shares by depositing the purchase price with Computershare Trust Company, N.A., the Depositary for the offer, which will act as your agent for the purpose of receiving payments from us and transmitting such payments to you. In all cases, payment for tendered shares will be made only after timely receipt by the Depositary of such shares, a properly completed and duly executed Letter of Transmittal and any other required documents.

9.     If I decide not to tender, how will the offer affect my shares?

  The purchase of shares pursuant to the offer will reduce the number of Class A ordinary shares of OpenTV Corp. that might otherwise trade publicly and may reduce the number of holders of shares, which could affect the liquidity and market value of the remaining shares held by the public. While we cannot predict with certainty whether this would have an adverse or beneficial effect on the market price for, or marketability of, the Class A ordinary shares of OpenTV Corp., we believe such a reduction would be more likely to have an adverse effect in the short to medium term.

  If following consummation of the offer Kudelski SA and its wholly owned subsidiaries own ordinary shares of OpenTV Corp. representing 90% or more of the total voting power of the outstanding ordinary shares of OpenTV Corp., we will be eligible to cause OpenTV Corp. to redeem, under Sections 176 and 179 of the British Virgin Islands Business Companies Act, 2004, as amended, all Class A ordinary shares that remain outstanding following the offer and are not owned by Kudelski SA or its wholly owned subsidiaries. If the offer is consummated and a subsequent redemption takes place, shareholders not tendering in the offer (and who do not exercise the statutory dissenters' rights provided for under the laws of the British Virgin Islands) will receive the per share consideration paid in the redemption, which would be the "fair value" of the Class A ordinary shares as determined by the directors of OpenTV Corp. in accordance with their fiduciary duties under the laws of the British Virgin Islands. If pursuant to the offer we acquire 90% of the Class A ordinary shares not owned by Kudelski SA or its wholly owned subsidiaries, we will cause OpenTV Corp. to redeem the outstanding Class A ordinary shares not owned by Kudelski SA or its wholly owned subsidiaries. Furthermore, in that event, or if we acquire a sufficient number of shares in the offer such that we would be eligible to cause OpenTV Corp. to redeem the remaining Class A ordinary shares not owned by Kudelski SA or its wholly owned subsidiaries and we do cause OpenTV Corp. to redeem such shares within 18 months after the expiration of the offer, we will advocate, and have agreed to take any steps reasonably necessary to ensure, that the fair value of the Class A ordinary shares as determined by the directors of OpenTV Corp. in accordance with their fiduciary duties under the laws of the British Virgin Islands is at least equal to the per share price paid in the offer.

  We believe because of the substantial cost and diversion of management attention associated with being a public company that it would be in the best interests of OpenTV Corp. if the Class A ordinary shares were not listed on The NASDAQ Global Market or any other securities exchange and OpenTV Corp. were not required to file reports with the SEC. We will not seek to cause OpenTV Corp. to terminate voluntarily the listing of the Class A ordinary shares on The NASDAQ Global Market for a period of at least six months after the expiration of the offer unless a subsequent redemption occurs or we otherwise acquire all of the outstanding Class A ordinary shares. After expiration of such six month period, we may seek to cause OpenTV Corp. to terminate voluntarily such listing. Further, subject to the foregoing, if the number of shareholders of record of OpenTV Corp. is reduced to below 300 and the other conditions for deregistration are satisfied, we intend to seek to cause OpenTV Corp. to deregister the Class A ordinary shares under the Securities Exchange Act of 1934, as amended, and to suspend its reporting obligations with the SEC. In all events, we intend to seek to cause OpenTV Corp. to discontinue quarterly conference calls and other activities not required by law or any listing agreement with The NASDAQ Global Market in order to reduce the cost and management attention associated with being a public company. While we cannot predict with certainty whether taking of any of the foregoing actions would have an adverse or beneficial effect on the market price for, or marketability of, the Class A ordinary shares of OpenTV Corp. or whether it would cause future market prices to be greater or less than the price paid in the offer, we believe that such actions would be more likely to have an adverse effect in the short to medium term.

10.   Whom can I talk to if I have questions about the offer?

  You can call MacKenzie Partners, Inc., the Information Agent for the offer, at (800) 322-2885 (toll-free).

QuickLinks

  Exhibit (a)(5)(viii)
Supplemental Excerpt from Kudelski SA Transaction Website ( www.opentvvalue.com )
Kudelski Group Successfully Completes Tender Offer For OpenTV With 60% Of Class A Shares Not Owned By Kudelski Tendered Announces Subsequent Offering Period